March 14, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dermata Therapeutics, Inc. Registration Statement on Form S-1, as amended File No. 333-270195

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 13, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, March 14, 2023, at 1:00 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (646) 414-6947 with any questions.

Sincerely,

DERMATA THERAPEUTICS INC.

By:	/s/ Gerald T. Proehl
Name:	Gerald T. Proehl
Title:	Chief Executive Officer